U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Pursi ... Dealers
ıge Act of 1934

05039146

SEC FILE NO.
8-65811

REPORT FOR THE PERIOD BEGINNING 1/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UCB Investment Services, Inc.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

555 Montgomery Street, Suite 1200
(No. and Street)

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn M. Stiefeling (415) 248-8100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18/05

OATH OR AFFIRMATION

I, Lynn M. Stiefeling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UCB Investment Services, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Lynn M Stiefeling

Notary Public

See attached page

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Operations
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

California All-Purpose Certificate of Acknowledgment

State of California
County of San Francisco

On February 15, 2005 before me, Anita E. Lam, Notary Public
Date — Name, title - e.g., John Doe, Notary Public

personally appeared Lynn M. Stiefeling
Name(s) of Signers(s)

☑ Personally known to me
OR
☐ Proved to me on the basis of

Type and # of ID

to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(ies), and that by ~~his~~/her/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ANITA E. LAM
COMM. #1478197
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
MY COMM. EXPIRES MAR. 22, 2008

Signature of Notary

Anita E. Lam, San Mateo County, March 22, 2008
Print Notary's Name, County in which Commissioned, and Commission Expiration Date

OPTIONAL

The data below is not required by law, however it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

Signature Authority of Signer:

☐ Individual
☑ Corporate Officer(s)

Title(s)

☐ Partner
  ☐ *Limited*
  ☐ *General*
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other:

Name(s) of Person(s) OR Entity(ies) Signer is representing:
UCB Investment Services, Inc.

Description of Attached Document

SEC Form X-17A-5 Part III
Title or Type of Document

2
Number of Pages

Date of Document

Signer(s) Other than Named Above:

 10/02

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
UCB Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of UCB Investment Services, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2005

UCB Investment Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	293,791
Receivable from brokers, dealers and clearing organization		22,712
Deposits with clearing organizations and others		160,298
Prepaid expenses		14,734
Fixed asset, net of accumulated depreciation		14,753
Software, net of accumulated depreciation		13,238
Income tax receivable from affiliate		270,482
Total assets	$	790,008
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	152,867
Commitments and contingencies (Note 5)		
Shareholder's equity		
Paid in capital		1,000,000
Retained deficit		(362,859)
Total shareholder's equity		637,141
Total liabilities and shareholder's equity	$	790,008

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

UCB Investment Services, Inc. (the "Company" or "UCBIS"), a wholly-owned subsidiary of United Commercial Bank (the "Parent"), is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. As a registered broker-dealer, the Company will primarily engage in the offer and sale of variable life and annuity products, mutual funds and certain equity securities to the clients of its registered representatives (the "Representatives"). Representatives are located within the Parent's branches in Northern and Southern California.

2. Summary of Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated results.

Securities Transactions

Customer's securities transactions are reported on a trade date basis with related commission income and expenses reported on trade date.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Rental Income

Rental income is comprised of amounts recognized for providing office space to third party broker dealer. Such arrangement expired in 2004.

Cash

Cash includes cash in banks.

Income Taxes

The Company files consolidated federal and combined state returns with the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. The amount of current tax assets or liabilities calculated will be either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, based upon currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statement for the changes in the deferred

tax asset/liability between the years. Primary temporary differences are the result of depreciation.

Fair Value of Financial Instruments

Financial instruments included in the financial statements are carried at fair value or at carrying amounts that approximate fair value given the short duration of the instruments.

3. Receivable From Brokers, Dealers and Clearing Organization

Amounts receivable from brokers, dealers and clearing organization at December 31, 2004, consist of the following:

	Receivable
Fees and commissions	$ 22,712

The Company clears customer transactions through another broker-dealer on a fully disclosed basis.

4. Fixed Asset and Software

The fixed asset and software are carried at cost, less accumulated depreciation. Provision for depreciation is determined on a straight-line basis over the estimated useful lives. Estimated useful lives are three years for equipment and software.

As of December 31, 2004, the fixed asset and software were as follows:

Fixed asset	$ 22,766
Software	19,857
Fixed asset accumulated depreciation	(8,013)
Software accumulated depreciation	(6,619)
	$ 27,991

5. Commitments and Contingencies

The Company entered into two operating leases with the Parent for space in certain facilities. The leases expire at the end of five years. Rental expense under these totaled $42,115 for 2004 and is included in other expenses.

For fiscal years ending after December 31, 2004, the approximate aggregated future minimum commitments under the noncancelable operating leases are as follows:

Years ended December 31,	Operating
2005	$ 113,755
2006	116,921
2007	120,233
2008	123,755
2009	88,385
Total minimum lease payments	$ 563,049

In 2004, the Company entered into a service contract with a third party relating to equipment needs. Minimum payments payable under this agreement are as follows:

Years ended	
2005	$ 2,617
2006	2,617
2007	2,617
	$ 7,851

The total expense for this agreement for the year ended December 31, 2004 was $2,617.

The Company has agreed to indemnify its clearing broker-dealer for credit and margin account losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. Currently, the Company does not engage in credit and margin account transactions.

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. In the event customers fail to satisfy their obligations, the Company will be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company has not incurred any losses as a result of such commitment.

6. Shareholder's Equity

The Parent is the sole shareholder of the 100,000 no par shares of issued common stock. It is reflected as paid-in capital on the Statement of Changes in Shareholder's Equity.

7. Related Party Transactions

The Company continues to generate losses and negative operating cash flow. As a result, the Company is dependent upon the Parent for capital contributions to fund operations and ensure capital

adequacy. The Parent has represented that it will continue to provide financial support to the Company.

The Company has entered into an Intercompany Service Agreement with the Parent whereas the latter provides support services to the Company which includes internal information technology, marketing, human resources and legal. These costs are absorbed by the Parent company. In addition, the Company has a Networking Agreement and Lease with the Parent. Under this agreement, the Company is charged rent by the parent for utilization of office space in branches by Representatives. Accordingly, $149,501 has been recognized for the year ended December 31, 2004 under this agreement. See Note 5 for additional discussion.

All cash at December 31, 2004 is deposited with the Parent, which exceeds existing federal deposit insurance limits.

8. Income Taxes

The total income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

For the year ended December 31, 2004

Current tax expense (benefit)	
Federal	$ (225,134)
State	(45,348)
Total	$ (270,482)

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the twelve months ended December 31, 2004, is shown as follows:

Statutory federal tax rate	35.00%
State tax expense, net of federal benefit	7.05%
Effective income tax rate	42.05%

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $142,247, which was $132,056 in excess of its required net capital of $10,191. The Company's net capital ratio was 1.07 to 1.